NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification because Northern Dynasty Minerals Ltd. (the "Company") has decided to use the notice and access model ("notice and access") for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on June 30, 2023 (the "Meeting").  Under notice and access, instead of receiving paper copies of the Company's Notice of Annual General Meeting, form of Proxy and Information Circular (the "Information Circular") (collectively, the "Proxy Materials"), you, as a shareholder of the Company, are receiving this Notice and Access Notification ("notification") with information on how you may access such Proxy Materials, including the Information Circular, electronically. With this notification, you will also receive a proxy or voting instruction form, as applicable, allowing you to vote by proxy, so your votes will be counted in the resolution votes at the Meeting.  This alternative means of delivery is an environmentally responsible and cost-effective way to deliver Proxy Materials to the Company's shareholders.  You will also receive a Financial Statements Request Form which, when completed and returned to the Company, allows you to inform the Company of your choice to receive paper copies of the Company's annual and/or interim financial statements for the following year.

MEETING DATE, TIME AND LOCATION

WHEN:	10:00 a.m. (Pacific Time) on June 30, 2023	WHERE:	Fairmont Hotel Vancouver 900 West Georgia Street Vancouver, British Columbia

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

  ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year.  See the section entitled Election of Directors in the Information Circular.
  APPOINTMENT OF AUDITOR: To appoint the auditor of the Company for the ensuing year.  See the section entitled Appointment of Auditor in the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE PROXY MATERIALS, IN PARTICULAR THE INFORMATION CIRCULAR, PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

The Proxy Materials can be viewed online under the Company's profile on SEDAR at www.sedar.com or on the Company's website at https://www.northerndynastyminerals.com/investors/agm/ .

HOW TO OBTAIN A PRINTED PAPER COPY OF THE INFORMATION CIRCULAR

You may request that a paper copy of the Information Circular be sent to you by postal delivery at no cost to you. Requests may be made up to one year from the date the Proxy Materials were filed on SEDAR by telephone at: 604-684-6365 or 1-800-667-2114.; or by email to the Company at:  info@northerndynasty.com.  If you request a printed copy of the Information Circular on the Meeting date or in the year following the filing of the Proxy Materials, the Company will send it to you within 10 calendar days of receiving your request. Following the Meeting, Proxy Materials will remain available at the websites listed above for a period of at least one year.

To allow adequate time for you, as a Shareholder of the Company, to receive and review a paper copy of the Information Circular and then to submit your vote prior to the proxy deadline of 10:00 a.m. (PST) on June 28, 2023 (the "Proxy Deadline"), please ensure your request is received by the Company no later than June 21, 2023.  Please note you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notification.

Stratification used:  NO

HOW DO I VOTE?

There are four convenient ways to vote your Common Shares:

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in your own name and represented by a physical share certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

Please submit your vote well in advance of the PROXY DEADLINE of
10:00 a.m. (Pacific Time) on June 28, 2023.

BOARD RECOMMENDATION

The Company's Board of Directors unanimously recommends that shareholders VOTE FOR each of the proposed resolutions (see page 1:  Shareholders Will be Asked to Consider and Vote on the Following Matters).

If you have questions or require assistance with voting your Common Shares you may contact the Company's proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside North America: 416-304-0211
Email: assistance@laurelhill.com